Annual Report

Cover Page

Name of issuer:

Amai Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 3/27/2019

Physical address of issuer:

6441 Goldenbush Drive
Carlsbad CA 92011

Website of issuer:

http://www.amai.earth

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$319,711.71	$469,297.93
Cash & Cash Equivalents:	$125,022.39	$265,701.22
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$198,615.18	$31,279.89
Long-term Debt:	$180,713.17	$202,602.61
Revenues/Sales:	$4,385.48	$2,956.03
Cost of Goods Sold:	$38,411.17	$12,882.37
Taxes Paid:	$800.00	$800.00
Net Income:	($308,383.31)	($96,062.91)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Amai Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Sven Davison	COO	Amai Inc.	2019
Jeannine Davison	CEO	Amai Inc.	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Sven Davison	COO	2019
Jeannine Davison	CEO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jeannine Davison	650000.0 Common Stock	69.15
Sven Davison	290000.0 Common Stock	30.85

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass

upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

It is difficult to compete directly with existing single-use cups at this stage. Because of massive volume production, most single-use cups are very inexpensive to produce and sell. Paper, plastic and styrofoam also have To-Go solutions and multiple sizes to fit every need. We have plans to develop lids and many more sizes, but our ability to compete on these merits alone will be limited in the beginning. Our pricing, however, competes head to head in the low volume, personalized label space.

If we are unable to scale fast enough, the door opens for new competitors to enter this space. It is crucial that we secure two large volume automated machines within the next 12-18 months to bring our cost per unit down and meet the anticipated demands of this emerging market.

Labor costs and ingredient sourcing are variables that have seen massive changes in recent months. Although things are recovering, the supply chain is still impacted at almost every link creating shortages and cost increases. Labor is also in short supply driving up hourly wages. Increases in the cost of living (in part due to supply chain issues) is putting even greater pressure to raise wages again. All of this can impact our timeline to reach profitability.

There could be legal issues with cup performance. We must ensure the integrity of the cup during production, transportation, and application.

Consumer adoption could be slower than expected.

1) The cup may be perceived as a fad.

2) Misunderstanding or negative thoughts about upcycling and/or eating "food waste."

3) Not yet priced for mass market adoption. Focus is on sustainably-minded companies and consumers.

We believe we'll need to raise at least $4.75M in order to reach profitability. We believe that is the amount needed to generate size-able revenue and purchase two high volume production lines. If we are unable to raise enough capital we may never be able to scale the business fast enough to turn a profit.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,000,000	940,000	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	

Options: 50,000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Mary Crotty
Issue date	04/30/22
Amount	$100,000.00
Outstanding principal plus interest	$101,824.00 as of 09/30/22
Interest rate	2.0% per annum
Maturity date	05/01/27
Current with payments	Yes

This is a 5 year loan maturing in May of 2027. Amai has the option to pay off this loan in full without any early payment penalties. Our target is to pay in full by April 15, 2023.

The Company entered into a "Rent to Own" equipment lease agreement with a third party in September 2022. Equipment cost is $91,490. Monthly payments of $762 plus 3% interest (36 months) will begin once the equipment is installed and fully operational. Equipment is expected to be installed and put into use in January 2023.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2022	Section 4(a)(2)	Common stock	$11,360	General operations
8/2022	Section 4(a)(2)	SAFE	$75,000	General operations
4/2023	Regulation Crowdfunding	SAFE	$383,909	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the

beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Karen Keller-Klein
Amount Invested	$160,000.00
Transaction type	Loan
Issue date	09/05/23
Outstanding principal plus interest	$166,399.92 as of 03/15/24
Interest rate	4.0% per annum
Maturity date	03/01/30
Relationship	Co-Founder's Mother

Loan taken on September 5, 2023. First payment due on March 1, 2024. Payments are monthly for 72 months. Loan has simple interest of 4%.

Name	Mary Crotty
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	04/30/22
Outstanding principal plus interest	$101,824.00 as of 09/30/22
Interest rate	2.0% per annum
Maturity date	05/01/27
Current with payments	Yes
Relationship	Parent of CEO

Name	Mary Crotty
Amount Invested	$75,000.00
Transaction type	Safe
Issue date	08/02/22
Valuation cap	$7,500,000.00
Relationship	Parent of CEO

Name	Founders
Amount Invested	$11,360.00
Transaction type	Priced round
Issue date	08/02/22
Relationship	Self

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the

extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Amai develops and manufactures 100% biodegradable packaging utilizing brewers spent grain. Our first product is an edible cup that holds hot water, with plates, trays, and grab-and-go solutions under development. The cup doubles as a nutritious and delicious snack, allowing customers to differentiate and achieve sustainability goals with a unique alternative to traditional single-use paper and plastic products.
Our vision is to revolutionize the way people think about and utilize disposable containers.

Milestones

The Company was initially established as a California Limited Liability Company (Amai LLC) on March 27, 2019. In 2022, the Company transitioned its business model from an import company to a manufacturing enterprise. Following this strategic pivot, the Company filed a patent and subsequently converted to a Delaware C-Corporation (Amai Inc) on August 3, 2022.

Since then, we have:
-Developed a patent-pending technology for production of edible containers that are durable, hold hot water without leaking for 72 hours, can be refrigerated, frozen, or microwaved without compromise.
-Assembled an advisory board made up of experienced operations, engineering, logistics, food production, and agricultural experts to round out our team.
-Built an R&D facility and necessary infrastructure to produce 3,000 cups per month.

-Test marketed > 33,000 cups with 23 customers in 17 states including Google, Live Nation, Hilton, JPL, California Science Center, and numerous caterers and coffee shops. Inquiries from large stadiums, airlines, and a major coffee chain, as well as from many countries around the globe.
-Laid the groundwork for pioneering a spent grain recovery system with San Diego Brewers to process this rich material back into food-safe, shelf-stable flour for cup production. The blueprint we're developing for local recovery can be deployed in other areas where there is a high concentration of breweries.
-Established a relationship with Foxconn for co-development of cup manufacturing equipment and commenced discussions for licensing of our shared IP.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $4,385.48 compared to the year ended December 31, 2022, when the Company had revenues of $2,956.03.

- *Assets.* As of December 31, 2023, the Company had total assets of $319,711.71, including $125,022.39 in cash. As of December 31, 2022, the Company had $469,297.93 in total assets, including $265,701.22 in cash.

- *Net Loss.* The Company has had net losses of $308,383.31 and net losses of $96,062.91 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities.* The Company's liabilities totaled $379,328.35 for the fiscal year ended December 31, 2023 and $233,882.5 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $260,000 in debt, $11,360 in equity, and $458,909 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Amai Inc. cash in hand is $125,022.39, as of March 2024. Over the last three months, revenues have averaged $600/month, cost of goods sold has averaged $3,200/month, and operational expenses have averaged $20,000/month, for an average burn rate of $22,600 per month. Our intent is to be profitable in 18 months.

Our spending has increased as we make investments setting up the high-volume facility. Founder compensation has been reduced by 60%. Founders also made another cash contribution to the company of $38k in March 2023. We have secured a Climate Tech Innovation Fund state-backed loan guarantee of 80% up to $5M in funding. We are actively engaged in talks with banks, VCs and angels to finance equipment, facility buildout, and operating runway.

Over the next six months, revenue is expected to be minimal (<$50k in total) as our focus is sample production and market development, not sales and profitability. Our expenses are anticipated to be $130k in the same period. The revenue we generate will help to offset some of these expenses and cover cost of ingredients and temporary personnel required to produce samples.Approximately $3.5M is required to generate sizable revenue. This is tied to the purchase of one high-volume custom production line, build-out of the facility to house it, and staffing to support the operation. We expect to become revenue generating in Q4 of 2024.

Profitability is directly tied to our ability to generate revenue through volume production. We need to produce enough cups to be cost competitive and meet market demand. Raising the $3.5M to purchase equipment and set up the infrastructure, with an additional $1M for operating runway, is the path to generating profit. We are projected to be profitable by year-end 2025.

We have access to up to $5M in capital through the state's Climate Tech loan guarantee. This will be our primary source of funding, as it doesn't dilute current shareholder's equity. Additionally, we are offering interested parties the opportunity to invest through convertible notes, 24-month terms @ 8%, minimum investment of $100k, discount rate of 20%.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jeannine Davison, certify that:

(1) the financial statements of Amai Inc. included in this

Form are true and complete in all material respects ; and

(2) the financial information of Amai Inc. included in this

(2) the financial information of Amai Inc. included in this Form reflects accurately the information reported on the tax return for Amai Inc. filed for the most recently completed fiscal year.

Jeannine Davison
~~CEO~~

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable

document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

> 120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

> http://www.amai.earth/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

> Financials 1
> Financials 2
> Financials 3

Appendix D: Director & Officer Work History

Jeannine Davison
Sven Davison

Appendix E: Supporting Documents

ttw_communications_107790_223315.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

Jeannine Davison

Sven Davison

Appendix E: Supporting Documents

ttw_communications_107790_223315.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Amai Inc.

By

Jeannine Davison

Founder/CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jeannine Davison

Founder/CEO
2/24/2025

Sven Davison

Co-Founder/COO
2/24/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.